• 4901 Bakers Mill Lane, Richmond, VA 23230

• Timothy J. Mulvaney• SVP, Chief Accounting Officer• (804) 420-8584

December 22, 2020

Mr. Robert Shapiro

Securities Exchange Commission

VIA EDGAR

Dear Mr. Shapiro:

Thank you for your time yesterday. As we discussed, this letter is to confirm that Lumber Liquidators Holdings, Inc. will file its reply to the Staff’s letter dated December 21, 2020 by January 15, 2021.

Sincerely,

/s/ Timothy J. Mulvaney

Timothy J. Mulvaney